SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20 October 2023

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	2023 Third Quarter Trading Update dated 20 October 2023

Exhibit No: 99.1

20 October 2023

InterContinental Hotels Group PLC
2023 Third Quarter Trading Update

Highlights

●	Q3 group RevPAR +10.5% vs 2022, with Americas +4.1%, EMEAA +15.9% and Greater China +43.2%
●	Q3 group RevPAR +12.8% vs 2019, with Americas +13.8%, EMEAA +17.5% and Greater China +9.3%
●	Average daily rate +4.1% vs 2022, +14.8% vs 2019; occupancy +4.1%pts vs 2022, (1.3)%pts vs 2019
●	Gross system size growth +6.2% YOY, +3.1% YTD; opened 7.7k rooms (50 hotels) in Q3, similar to 2022
●	Net system size growth +4.7% YOY, +2.0% YTD; excluding Iberostar, +2.9% YOY, +1.6% YTD
●	Global system of 930k rooms (6,261 hotels); 67% across midscale segments, 33% across upscale and luxury
●	Signed 16.8k rooms (123 hotels) in Q3, +27% vs 2022; global pipeline of 292k rooms (1,978 hotels), +5.1% YOY
●	On track to have returned $1.0bn to shareholders in 2023 through share buybacks and dividend payments

Elie Maalouf, Chief Executive Officer, IHG Hotels & Resorts, said:

“Travel demand remained very healthy during the quarter, and I would like to thank all our teams for supporting another strong trading period. Q3 RevPAR increased 10% versus 2022 and 13% versus 2019, representing the fifth quarter of sequential improvement exceeding pre-pandemic highs. Greater China continued its excellent rebound with RevPAR now above 2019, which the Americas achieved in the second quarter of last year and EMEAA in the fourth quarter. Group-wide occupancy was 72%, just one percentage point behind 2019 which further confirms the near-complete return to pre-Covid levels of demand. Pricing remained very robust. As well as year-on-year RevPAR growth in each of our three regions, it was also pleasing to see rooms revenue growth for each of leisure, business and group travel.

We opened nearly eight thousand rooms across 50 hotels in the quarter, and added 17 thousand rooms to our pipeline across 123 properties. Year to date, signings are up by 16%. Reflecting the breadth and attractiveness of our portfolio, ‘quicker to market’ conversions have increased this year to be over one-third of openings and signings. This will soon be further boosted by our new midscale conversion brand, Garner, which became franchise-ready in September. There was good development progress across all our categories, and our six Luxury & Lifestyle brands continue to represent a growing proportion of IHG with over 800 open and pipeline hotels in that category.

As IHG powers forward to provide industry-leading advantages for our guests and hotels owners across our brand portfolio, loyalty programme and entire enterprise platform, we expect to close-out 2023 with very strong financial performance. Looking further ahead, whilst there are macro-economic uncertainties and some short-term financing challenges holding back new hotel development, I am excited about the future for IHG and the attractive, long-term demand drivers for our markets. As such, we’re confident in the strengths of IHG’s business model, scale and in our strategic priorities to capture sustainable, profitable growth.”

Regional performance

Americas
Q3 RevPAR was up +4.1% vs 2022 (up +13.8% vs 2019), with US RevPAR up +3.1% (up +11.8% vs 2019). Occupancy was 72%, up +0.7%pts on last year (down (0.6)%pts vs 2019), whilst rate was up +3.1% (up +14.8% vs 2019). Leisure rooms revenue in Q3 for the total estate was +3% higher than last year, and up +22% on 2019 levels, driven by another strong summer vacation period.

Gross system size growth was +3.9% YOY, with 2.0k rooms (18 hotels) opened in the quarter. Net system size growth was +2.9% YOY. A further 5.1k rooms (55 hotels) were added to the pipeline. Signings included eight avid hotels, 16 hotels across the Holiday Inn Brand Family, and a further 26 across our extended stay brands.

EMEAA
Q3 RevPAR was up +15.9% vs 2022 (up +17.5% vs 2019). Occupancy was 73%, up +4.7%pts on last year (and down (4.0)%pts vs 2019), whilst rate was up +8.6% (up +23.9% vs 2019). By major geographic markets within the region, Q3 RevPAR vs 2019 ranged from up +31% in Continental Europe, +18% in the UK, and +16% in Australia, to down just (1)% in the Middle East and (4)% in Japan.

Gross system size growth was +10.0% YOY, with 2.0k rooms (11 hotels) opened in the quarter. Net system size growth was +8.4% YOY (+5.2% excluding Iberostar). There were 4.8k rooms (31 hotels) added to the pipeline, with conversions representing around 40% of these. Luxury & Lifestyle brands performed strongly, also representing 40% of all signings.

Greater China
Q3 RevPAR was up +43.2% vs 2022 (up +9.3% vs 2019). Occupancy was 67%, up +14.1%pts (and up +2.3%pts vs 2019), whilst rate was up +13.0% (up +5.6% vs 2019). Tier 1 cities saw RevPAR vs 2019 down (3)%, reflecting the more gradual return of international travel; the performance was stronger across Tier 2-4 cities which were up +13%.

Gross system size growth was +8.1% YOY, with 3.6k rooms (21 hotels) opened in the quarter. Net system size growth was +5.5% YOY. A further 6.9k rooms (37 hotels) were added to the pipeline. As development activity continues to improve following the extended period last year of Covid-related restrictions in the region, this was the highest quarterly signings performance since 2021.

Share buyback and capital allocation update

As announced in February 2023, a $750m share buyback programme is returning surplus capital to shareholders. This follows the $500m programme announced in 2022 which already reduced the total number of voting rights in the Company by 5.0%. The current 2023 programme is 94% complete with $704.7m (£561.2m) having been cumulatively spent to date, repurchasing 10.1 million shares at an average price of £55.76 per share. The 2023 programme to date has therefore reduced the total number of voting rights in the Company by a further 5.7% to 165.3 million as at market close on Thursday 19 October 2023.

IHG’s 2023 share buyback programme, together with ordinary dividend payments, will have returned $1.0bn to shareholders during the year. This is equivalent to 10% of IHG’s $10.0bn (£8.3bn) market capitalisation at the start of 2023, and more than 8% of IHG’s most recent $12.4bn (£10.2bn) market capitalisation.

IHG’s perspectives on the uses of cash generated by the business remain unchanged: ensuring the business is investing to optimise growth that will drive long-term shareholder value creation, funding a sustainably growing dividend, and then returning surplus capital to shareholders, whilst targeting our leverage ratio within a range of 2.5-3.0x net debt:adjusted EBITDA to maintain an investment grade credit rating. Having already returned $500m of surplus capital via the 2022 programme and $750m which is being returned over the course of 2023, the highly cash generative nature of our business model means we expect to have significant ongoing capacity to return further surplus capital to shareholders, both in the ordinary course and as we look to move leverage into our target range over time. The Board’s next assessment in relation to the amounts, mechanisms and timings of future capital returns will be carried out in early 2024, taking into account macro-economic conditions and the trading outlook at that time. Our next capital allocation update will therefore be communicated as part of the 2023 Full Year Results to be announced on Tuesday 20 February 2024.

For further information, please contact:

Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations:    Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

Conference call for analysts and institutional shareholders:
Elie Maalouf, Chief Executive Officer, and Michael Glover, Chief Financial Officer, will host a call commencing at 9:00am (London time) on 20 October. The live listen-only audio webcast can be accessed directly at https://www.investis-live.com/ihg/65083b4e6dedf60c006bf2d6/xowlw or via www.ihgplc.com/en/investors/results-and-presentations.

Analysts and institutional shareholders wishing to ask questions should use the following dial-in details for a Q&A facility:
UK local:	0207 107 0613
US local:	631 570 5613
Other international numbers:	Click here
Passcode:	42 73 27 07

An audio replay will also be available for 7 days using the following details:
UK local:	0203 608 8021
US local:	412 317 0088
Other locations:	+44 203 608 8021
Passcode:	20 23 03 54#

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 20 October. The web address is www.ihgplc.com/en/investors/results-and-presentations.

About IHG Hotels & Resorts:
IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 19 hotel brands and IHG One Rewards, one of the world’s largest hotel loyalty programmes, IHG has over 6,200 open hotels in more than 100 countries, and nearly 2,000 in the development pipeline.

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Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
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Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
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Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, Garner hotels, avid hotels
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Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
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Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated and registered in England and Wales. Approximately 345,000 people work across IHG’s hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

Appendix 1: RevPARa movement summary at constant exchange rates (CER)

	Q3 2023 vs 2022			Q3 2023 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	10.5%	4.1%	4.1%pts	12.8%	14.8%	(1.3)%pts
Americas	4.1%	3.1%	0.7%pts	13.8%	14.8%	(0.6)%pts
EMEAA	15.9%	8.6%	4.7%pts	17.5%	23.9%	(4.0)%pts
Greater China	43.2%	13.0%	14.1%pts	9.3%	5.6%	2.3%pts

	Q3 YTD 2023 vs 2022			Q3 YTD 2023 vs 2019
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	18.9%	6.1%	7.4%pts	10.2%	12.2%	(1.3)%pts
Americas	8.7%	5.0%	2.4%pts	12.6%	12.7%	0.0%pts
EMEAA	31.0%	12.8%	9.7%pts	14.1%	20.9%	(4.1)%pts
Greater China	71.3%	17.4%	19.4%pts	0.8%	(0.5)%	0.8%pts

Appendix 2: RevPARa movement at CER vs actual exchange rates (AER)

	Q3 2023 vs 2022			Q3 2023 vs 2019
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Group	10.5%	11.0%	0.5%pts	12.8%	10.3%	(2.5)%pts
Americas	4.1%	4.4%	0.3%pts	13.8%	13.6%	(0.2)%pts
EMEAA	15.9%	19.1%	3.2%pts	17.5%	10.4%	(7.1)%pts
Greater China	43.2%	35.5%	(7.7)%pts	9.3%	6.1%	(3.2)%pts

	Q3 YTD 2023 vs 2022			Q3 YTD 2023 vs 2019
	CER (as above)	AER	Difference	CER (as above)	AER	Difference
Group	18.9%	18.3%	(0.6)%pts	10.2%	7.6%	(2.6)%pts
Americas	8.7%	8.8%	0.1%pts	12.6%	12.2%	(0.4)%pts
EMEAA	31.0%	30.0%	(1.0)%pts	14.1%	6.9%	(7.2)%pts
Greater China	71.3%	61.9%	(9.4)%pts	0.8%	(1.4)%	(2.2)%pts

Appendix 3: Monthly RevPARa (CER)

2023 vs 2022	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Group	40.8%	33.5%	27.2%	21.7%	17.0%	13.3%	9.5%	10.4%	11.6%
Americas	24.5%	18.3%	13.8%	5.9%	6.9%	4.7%	2.8%	3.9%	5.7%
EMEAA	84.0%	71.9%	44.5%	36.7%	24.2%	22.7%	16.1%	16.1%	15.7%
Greater China	53.3%	54.2%	125.2%	171.4%	106.9%	68.4%	40.5%	38.5%	54.2%

2023 vs 2019	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Group	4.2%	6.7%	9.2%	9.5%	9.3%	10.9%	12.8%	11.1%	14.5%
Americas	8.8%	11.0%	13.1%	11.5%	11.8%	13.0%	12.5%	10.9%	18.2%
EMEAA	8.2%	7.7%	13.0%	12.6%	15.6%	16.7%	19.0%	17.0%	16.6%
Greater China	(16.6)%	(3.8)%	(6.6)%	5.0%	(6.4)%	(0.1)%	14.0%	9.3%	3.3%

Appendix 4: System and pipeline summary of Q3 2023 YTD and YOY growths, and closing positions (rooms)

	System						Pipeline
	Openings	Removals	Net	Total	YTD%	YOY%	Signings	Total
Group	28,688	(10,328)	18,360	929,987	+2.0%	+4.7%	50,940	292,467
Americas	6,210	(4,744)	1,466	516,962	+0.3%	+2.9%	18,416	106,788
EMEAA	14,372	(2,898)	11,474	241,138	+5.0%	+8.4%	14,766	79,256
Greater China	8,106	(2,686)	5,420	171,887	+3.3%	+5.5%	17,758	106,423

a.
RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 September 2023 and includes hotels that have traded in all months in both the current and the prior year. This same group of hotels is also used to compare RevPAR performance for 2023 vs 2019. The principal exclusions in deriving these measures are new openings, properties under major refurbishments and removals. See ‘Use of key performance measures and non-GAAP measures’ in IHG’s full year and half year results announcements for further information on the definitions.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	20 October 2023